AMENDMENT TO CUSTODIAN AGREEMENT

This Amendment to Custodian Agreement is made as of June 1, 2019 by and between THE TAIWAN FUND, INC., a corporation organized and existing under the laws of the state of Delaware (the “Fund”), and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Custodian”).

WHEREAS, the Fund and the Custodian entered into a Custodian Agreement dated as of August 27, 2010 (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”); and

WHEREAS, the Fund and the Custodian desire to amend certain provisions of the Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1.        Amendments.

(a)    Section 15 of the Agreement (Effective Period, Termination and Amendment) is hereby deleted in its entirety and replaced with the following:

“SECTION 15.    EFFECTIVE PERIOD, TERMINATION AND AMENDMENT.

This Agreement shall become effective as of its execution, shall continue in full force and effect until terminated as hereinafter provided, may be amended at any time by mutual agreement of the parties hereto and may be terminated by either party by an instrument in writing delivered or mailed, postage prepaid to the other party, such termination to take effect not sooner than sixty (60) days after the date of such delivery or mailing; provided, however, that the Fund shall not amend or terminate this Agreement in contravention of any applicable federal or state regulations, or any provision of the Fund’s Articles of Incorporation, and further provided, that the Fund may at any time by action of its Board (i) substitute another bank or trust company for the Custodian by giving notice as described above to the Custodian, or (ii) immediately terminate this Agreement in the event of the appointment of a conservator or receiver for the Custodian by the Comptroller of the Currency or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction. The Custodian shall have the right to immediately terminate this Agreement upon termination of the Administration Agreement dated as of April 1, 1994 by and between the Custodian and the Fund.

Upon termination of the Agreement, the Fund shall pay to the Custodian such compensation as may be due as of the date of such termination and shall likewise reimburse the Custodian for its costs, expenses and disbursements. The provisions of Sections 4.11, 13 and 14 of this Agreement shall survive termination of this Agreement for any reason.”

(b)        Section 20 of the Agreement (Notices) is hereby deleted in its entirety and replaced with the following:

“SECTION 20.         NOTICES.

Any notice, instruction or other instrument required to be given hereunder may be delivered in person to the offices of the parties as set forth herein during normal business hours or delivered by prepaid registered mail or facsimile to the parties at the following addresses or such other addresses as may be notified by any party from time to time.

If to the Fund:	THE TAIWAN FUND, INC. c/o State Street Bank and Trust Company 1 Lincoln Street (SUM 0703) Boston, MA 02111 Attention: Brian Link Telephone: 617-662-1504

If to the Bank:	STATE STREET BANK AND TRUST COMPANY c/o State Street Bank and Trust Company 1 Lincoln Street (SUM 0703) Boston, MA 02111 Attention: Brian Link Telephone: 617-662-1504

(c)    Section 21 of the Agreement (Confidentiality) is hereby deleted in its entirety and replaced with the following:

“SECTION 21. CONFIDENTIALITY. All information provided under this Agreement by a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential. Subject to Section 21A below, all confidential information provided under this Agreement by Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its affiliates, including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, (d) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct the Custodian or its affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (e) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.”

(d)    A new Section 21A (Use of Data) is hereby added to the Agreement immediately following Section 21 of the Agreement as follows:

“SECTION 21A.    USE OF DATA.

(a)        In connection with the provision of the services and the discharge of its other obligations under this Agreement, the Custodian (which term for purposes of this Section 21A includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding the Fund and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Fund and the Custodian or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.

(b)        Subject to paragraph (c) below, the Custodian and/or its Affiliates (except those Affiliates or business divisions principally engaged in the business of asset management) may use any data or other information (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Fund and the Custodian or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Fund, and publish, sell, distribute or otherwise commercialize the Data; provided that, unless the Fund otherwise consents, Data is combined or aggregated with information relating to (i) other customers of the Custodian and/or its Affiliates or (ii) information derived from other sources, in each case such that any published information will be displayed in a manner designed to prevent attribution to or identification of such Data with the Fund. The Fund agrees that Custodian and/or its Affiliates may seek to profit and realize economic benefit from the commercialization and use of the Data, that such benefit will constitute part of the Custodian’s compensation for services under this Agreement or such other agreement, and the Custodian and/or its Affiliates shall be entitled to retain and not be required to disclose the amount of such economic benefit and profit to the Fund.

(c)        Except as expressly contemplated by this Agreement, nothing in this Section 21A shall limit the confidentiality and data-protection obligations of the Custodian and its Affiliates under this Agreement and applicable law. The Custodian shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 21A to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement.”

(e)        A new Section 28 (Foreign Exchange) is hereby added to the Agreement immediately following Section 27 of the Agreement as follows:

“SECTION 28.    FOREIGN EXCHANGE.

SECTION 28.1.     GENERALLY. Upon receipt of Proper Instructions, which for purposes of this section may also include security trade advices, the Custodian shall facilitate the processing and settlement of foreign exchange transactions. Such foreign exchange transactions do not constitute part of the services provided by the Custodian under this Agreement.

SECTION 28.2.    FUND ELECTIONS. The Fund (or its investment manager or investment advisor acting on its behalf) may elect to enter into and execute foreign exchange transactions with third parties that are not affiliated with the Custodian, with State Street Global Markets, which is the foreign exchange division of State Street Bank and Trust Company and its affiliated companies (“SSGM”), or with a sub-custodian. Where the Fund or its investment manager or investment advisor gives Proper Instructions for the execution of a foreign exchange transaction using an indirect foreign exchange service described in the Client Publications, the Fund (or its investment manager or investment advisor) instructs the Custodian, on behalf of the Fund, to direct the execution of such foreign exchange transaction to SSGM or, when the relevant currency is not traded by SSGM, to the applicable sub-custodian. The Custodian shall not have any agency (except as contemplated in preceding sentence), trust or fiduciary obligation to the Fund, its investment manager or investment advisor or any other person in connection with the execution of any foreign exchange transaction. The Custodian shall have no responsibility under this Agreement for the selection of the counterparty to, or the method of execution of, any foreign exchange transaction entered into by the Fund (or its investment manager or investment advisor acting on its behalf) or the reasonableness of the execution rate on any such transaction.

SECTION 28.3.    FUND ACKNOWLEDGEMENT The Fund acknowledges that in connection with all foreign exchange transactions entered into by the Fund (or its investment manager or investment advisor acting on its behalf) with SSGM or any sub-custodian, SSGM and each such sub-custodian:

(i)	shall be acting in a principal capacity and not as broker, agent or fiduciary to the Fund or its investment manager or investment advisor;

(ii)	shall seek to profit from such foreign exchange transactions, and are entitled to retain and not disclose any such profit to the Fund or its investment manager or investment advisor; and

(iii)

shall enter into such foreign exchange transactions pursuant to the terms and conditions, including pricing or pricing methodology, (a) agreed with the Fund or its investment manager or investment advisor from time to time or (b) in the case of an indirect foreign exchange service, (i) as established by SSGM and set forth in the Client Publications with respect to the particular foreign exchange execution services selected by the Fund or the investment manager or investment advisor or (ii) as established by the sub-custodian from time to time.

SECTION 28.4. TRANSACTIONS BY STATE STREET. The Custodian or its affiliates, including SSGM, may trade based upon information that is not available to the Fund (or its investment manager or investment advisor acting on its behalf), and may enter into transactions for its own account or the account of clients in the same or opposite direction to the transactions entered into with the Fund (or its investment manager or investment advisor), and shall have no obligation, under this Agreement, to share such information with or consider the interests of their respective counterparties, including, where applicable, the Fund or the investment manager or investment advisor.

For purposes of this Agreement, “Client Publications” shall mean the general client publications of State Street Bank and Trust Company available from time to time to clients and their investment managers or investment advisors.”

(f)    A new Section 29 (Assignment; Delegation) is hereby added to the Agreement immediately following Section 28 of the Agreement as follows:

“SECTION 29 ASSIGNMENT; DELEGATION. This Agreement may not be assigned by (a) the Fund without the written consent of the Custodian or (b) the Custodian without the written consent of the Fund, except that the Custodian may assign this Agreement to a successor of all or a substantial portion of its business, or to an affiliate of the Custodian. The Custodian shall retain the right to employ agents, subcontractors, consultants or other third parties, including, without limitation, affiliates (each, a “Delegate” and collectively, the “Delegates”) to provide or assist it in the provision of any part of the non-custodial services described herein or the discharge of any other non-custodial obligations or duties under this Agreement without the consent or approval of the Fund. Except as otherwise provided below, the Custodian shall be responsible for the acts and omissions of any such Delegate so employed as if the Custodian had committed such acts and omissions itself. The Custodian shall be responsible for the compensation of its Delegates. Notwithstanding the foregoing, in no event shall the term Delegate include sub-custodians, Eligible Foreign Custodians, securities depositories or Eligible Securities Depositories, and the Custodian shall have no liability for their acts or omissions except as otherwise expressly provided elsewhere in this Agreement. The liability of the Custodian for the acts and omissions of sub-custodians, Eligible Foreign Custodians, securities depositories or Eligible Foreign Securities Depositories shall be as set forth in the Agreement.”

2.        Miscellaneous.

(a)   Capitalized terms used herein without definition shall have the meanings ascribed to them in the Agreement.

(b)     Except as expressly amended hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

(c)     This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

(d)   This Amendment shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to any conflict of laws rules.

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first written above.

THE TAIWAN FUND, INC.

By:	/s/ William C. Kirby
Name:	William C. Kirby
Title:	Chairman, Board of Directors

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson
Name:	Andrew Erickson
Title:	Executive Vice President